Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Liberty Bank	Naugatuck Valley Financial Corporation
Chandler J. Howard	William C. Calderara
President & Chief Executive Officer	President & Chief Executive Officer
(860) 344-7200	(203) 720-5000

LIBERTY BANK AND NAUGATUCK VALLEY FINANCIAL CORPORATION
ANNOUNCE MERGER AGREEMENT

Liberty Bank to Expand in New Haven & Fairfield Counties

Middletown, CT and Naugatuck, CT, June 4, 2015 - Liberty Bank, headquartered in Middletown, Connecticut, and Naugatuck Valley Financial Corporation, headquartered in Naugatuck, Connecticut (NASDAQ MKT: “NVSL”), jointly announced today that they have entered into a definitive agreement for the merger of Naugatuck Valley Financial Corporation and its subsidiary, Naugatuck Valley Savings and Loan, with and into Liberty Bank.

Under terms of the agreement, upon completion of the merger, each shareholder of Naugatuck Valley Financial Corporation will receive $11.00 per share in cash, giving the transaction a value of approximately $78 million. The agreement has been unanimously approved by the Boards of Liberty Bank, Naugatuck Valley Financial Corporation and Naugatuck Valley Savings and Loan.

The transaction is subject to approval by the shareholders of Naugatuck Valley Financial Corporation, as well as customary regulatory approvals, including the State of Connecticut Department of Banking and the Federal Deposit Insurance Corporation. The transaction is expected to close in the fourth calendar quarter of 2015.

“The merger of Naugatuck Valley Savings and Loan with Liberty Bank is a strong fit for the customers, communities and the staff of both organizations” said Liberty Bank President & CEO Chandler J. Howard. “Our organizational philosophies and cultures are very similar, with sharp focus on exceptional customer service, providing quality products and services to meet the ever changing needs of consumers and businesses, and our shared commitment of supporting the communities we serve. We are excited to work with the team at Naugatuck Valley Savings and Loan in creating an even stronger community bank franchise.”

“We are thrilled to align ourselves with Liberty Bank. Our cultural similarities and shared vision and understanding of community banking make this combination very attractive for us. We believe that this transaction is an excellent opportunity for our shareholders, customers, employees and the Naugatuck Valley community at large. We look forward to working with the Liberty Team to continue to bring high quality financial services and to deepen the relationship with our combined customer base,” said William Calderara, President and CEO of Naugatuck Valley Financial Corporation.

Liberty Bank

Liberty Bank was established in 1825 and is the oldest chartered bank in Connecticut. Liberty Bank is a mutual bank with assets of $4.0 billion and capital of $600 million. Through its nearly fifty (50) branch network in Connecticut, Liberty Bank provides financial services to individuals, businesses, not-for-profit organizations and government entities through its commercial and consumer lending divisions, corporate services, retail banking and investment management services. For more information, please visit www.liberty-bank.com.

NVSL

Naugatuck Valley Financial Corporation, a bank holding company headquartered in Naugatuck, Connecticut, is the parent company of Naugatuck Valley Savings and Loan, a federal stock savings bank with assets of approximately $500 million. Naugatuck Valley Savings and Loan is headquartered in Naugatuck, Connecticut and serves its customers through its nine (9) office branch network in Connecticut’s New Haven and Fairfield Counties. Naugatuck Valley Savings and Loan is a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within its market area.

Liberty Bank was advised by Sandler O’Neill + Partners, L.P. and was represented by Cranmore, FitzGerald & Meaney. Naugatuck Valley Financial Corporation was advised by FinPro Capital Advisors, Inc. and its legal counsel was Kilpatrick Townsend & Stockton LLP.

Special Note Concerning Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. All statements in this document, including forward-looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events.

A number of factors, many of which are beyond our ability to control or predict, could cause actual results to differ materially from forward-looking statements. These factors include, among others, the following: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by NVSL’s stockholders, on the expected terms and schedule; delay in closing the merger; changes in interest rates; national and regional economic conditions; legislative and regulatory changes; monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the size, quality and composition of the loan or investment portfolios; demand for loan products; deposit flows; competition; demand for financial services in our market area; changes in real estate market values in our market area; and changes in relevant accounting principles and guidelines. Additional factors are discussed under “Item 1A – Risk Factors” in NVSL’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional Information About the Merger and Where to Find It

This press release does not constitute a solicitation of proxies.

In connection with the proposed merger transaction, NVSL will file with the Securities and Exchange Commission a Proxy Statement, as well as other relevant documents concerning the proposed transaction. Stockholders of NVSL are urged to read the Proxy Statement regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

A free copy of the Proxy Statement, as well as other filings containing information about NVSL, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from NVSL at www.NVSL.com under the tab “Shareholder Relations” and then “Annual Reports and SEC Materials.” Copies of the Proxy Statement can also be obtained, free of charge, by directing a request to Shareholder Relations, Naugatuck Valley Financial Corporation, 333 Church Street, Naugatuck, CT 06770 (203) 720-5000.

Participants in the Solicitation

NVSL and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NVSL in connection with the proposed merger. Information about the directors and executive officers of NVSL is set forth in the proxy statement for NVSL’s 2015 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 8, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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